Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Giant Interactive Group Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: August 10, 2009

Exhibit 99.1

GIANT INTERACTIVE GROUP INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 11, 2009

On September 11, 2009, Giant Interactive Group Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 3:00 p.m., local time, at Giant Interactive Group, Inc., 7F 2nd Building, 396 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China for the following purposes:

1.	Re-election of Jason Nanchun Jiang as a director of the Company.

2.	Re-election of Peter Andrew Schloss as a director of the Company.

3.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2009.

4.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on August 3, 2009 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Rich Chiang, Investor Relations, Giant Interactive Group Inc., 2F 3rd Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2008 Annual Report are also available through our website at http://www.ga-me.com.

By Order of the Board of Directors,

Yuzhu Shi
Chairman of the Board and Chief Executive Officer

August 10, 2009

Exhibit 99.2

Depositary’s Notice of

Shareholders’ Meeting of

GIANT INTERACTIVE GROUP INC.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	374511103.

ADS Record Date:	August 3, 2009.

Meeting Specifics:	Annual General Meeting - September 11, 2009 at 3:00 P.M. (local time), at Giant Interactive Group, Inc., 7F 2nd Building, 396 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on September 4, 2009.

Deposited Securities:	Ordinary shares, par value U.S. $0.0000002 per share, of Giant Interactive Group, Inc., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	1 Ordinary Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of November 6, 2007, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 10:00 A.M. (New York City time) on

September 4, 2009.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. Copies of the Company’s Notice of Meeting which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise), the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, the Company has advised the Depositary that under Cayman Islands’ law, voting at any meeting is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by the Holders of ADSs. The Articles of Association of the Company specify who may demand a poll. A copy of the Articles of Association may be requested from the Company. If the Depositary does not receive voting instructions and voting is by poll, then Depositary shall deem holders who have not given voting instructions to have given a discretionary proxy to a person designed by the Company unless the Depositary has given discretionary proxy with respect to matters to be voted upon as to which the Depositary is informed by the Company that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, in the event voting takes place at the Meeting by a show of hands, the Depositary shall instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders providing voting instructions. In the event of voting by poll, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. In the event of voting by poll, Deposited Securities for which no timely voting instructions have been received will not be voted.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted.

Please further note that voting instructions may only be given in respect of a number of ADSs representing an integral number of Deposited Securities.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Association of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights or mandatory sale or disposition, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*	As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

Exhibit 99.2

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10 A.M. (New York City time) on September 4, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

GIANT INTERACTIVE GROUP INC. (the “Company”)

ADS CUSIP No.:	374511103.
ADS Record Date:	August 3, 2009.
Meeting Specifics:	Annual General Meeting of Shareholders - September 11, 2009 at 3:00 P.M. (local time) at Giant Interactive Group, Inc., 7F 2nd Building, 396 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 6, 2007.
Deposited Securities:	Ordinary shares, par value HK$0.0000002 per share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (such American Depositary Shares, the “ADSs”), acknowledges receipt of Company’s Notice of Annual General Meeting of Shareholders and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, the Company has advised the Depositary that under Cayman Islands’ law, voting at any meeting is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by the Holders of ADSs. The Articles of Association of the Company specify who may demand a poll. A copy of the Articles of Association may be requested from the Company. If the Depositary does not receive voting instructions and voting is by poll, then Depositary shall deem holders who have not given voting instructions to have given a discretionary proxy to a person designed by the Company unless the Depositary has given discretionary proxy with respect to matters to be voted upon as to which the Depositary is informed by the Company that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, in the event voting takes place at the Meeting by a show of hands, the Depositary shall instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders providing voting instructions. In the event of voting by poll, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. In the event of voting by poll, Deposited Securities for which no timely voting instructions have been received will not be voted.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted.

Please further note that voting instructions may only be given in respect of a number of ADSs representing an integral number of Deposited Securities.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Association of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights or mandatory sale or disposition, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	Re-election of Jason Nanchun Jiang as a director of the Company.

2.	Re-election of Peter Andrew Schloss as a director of the Company.

3.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2009.

4.	To transact any such other business that may properly come before the meeting.

A	Issues	GIANT INTERACTIVE GROUP INC.

Resolution 1
Resolution 2
Resolution 3
Resolution 4

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders).

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)
/ /

Exhibit 99.3

GIANT INTERACTIVE GROUP INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on September 11, 2009 at 3:00 p.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at Giant Interactive Group, Inc., 7F 2nd Building, 396 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Giant Interactive Group Inc., if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on August 3, 2009 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of March 31, 2009 225,599,541 of our ordinary shares, par value HK$0.000002 per share, were issued and outstanding, and approximately 88,145,95 of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the record are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors (other than the Company’s chief executive officer, who shall have the right to remain a Director so long as he remains the Company’s chief executive officer) for the time being (or if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. We now hereby nominate the following directors for re-election at the 2009 annual general meeting. Each of the directors to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their respective ages as of June 19, 2009, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position
Jason Nanchun Jiang (1)	36	Director
Peter Andrew Schloss (2)	48	Director

(1)	Independent director and member of our compensation committee and corporate governance and nominating committee.
(2)	Independent director and member of our audit committee and corporate governance and nominating committee.

Mr. Jason Nanchun Jiang is an independent director of our company. He has served as the chairman of the board of directors and chief executive officer of Focus Media Holding Limited since 2003, and currently a director of Peak (Hong Kong) International Ltd. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997, which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of its current business operations. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss has served as a director and chief executive officer of Broadwebasia, Inc. since 2007. Mr. Schloss has been an executive director of TOM Online Inc. from 2004 to 2007 and also served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to December 2007. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited from 2001 to 2003. Mr. Schloss continues to be a director of Mediavest Limited. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 and 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that Ernst & Young Hua Ming be appointed as our independent auditors for the fiscal year ending December 31, 2009. Ernst & Young Hua Ming has served as our independent auditors since 2007.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Ernst & Young Hua Ming is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE APPOINTMENT OF ERNST & YOUNG HUA MING AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2009.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Yuzhu Shi
Chairman of the Board and Chief Executive Officer

August 10, 2009